SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAM RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEAM INC.

510 Lake Cook Road

Deerfield, Illinois 60015

Beam Retirement Savings Plan

December 31, 2012 and 2011

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Note: Other supplemental schedules required by the Employee Retirement Income Security Act (“ERISA”) have been omitted because such supplemental schedules are not prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits

Committee of Beam Inc.:

We have audited the accompanying statements of net assets available for benefits of Beam Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year ended December 31, 2012, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2013

Beam Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Assets
Investments	$215,793	$199,896
Receivables
Company contributions	8,849	8,400
Participant contributions	215	205
Due from brokers	5	176
Notes receivable from participants	2,023	1,911

Total receivables	11,092	10,692

Total assets	226,885	210,588
Liabilities
Due to brokers	—	286
Other payables	—	37

Total liabilities	—	323

NET ASSETS AVAILABLE FOR BENEFITS	$226,885	$210,265

The accompanying notes are an integral part of these statements.

Beam Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Additions
Investment income (loss)
Net appreciation in fair value of investments	$25,917	$18,438
Interest	93	16
Dividends	3,526	1,370
Allocated share of Fortune Brands, Inc. Master Trust investment loss	—	(66,840)

Net investment income (loss)	29,536	(47,016)
Interest income on notes receivable from participants	65	431
Company contributions	12,540	22,239
Participant contributions	8,133	33,749
Rollover contributions	1,485	1,896

Total additions	51,759	11,299
Deductions
Benefits paid to participants	34,963	52,171
Administrative expenses	176	3

Total deductions	35,139	52,174

Net increase (decrease) prior to transfers	16,620	(40,875)
Net transfers from the Plan (Notes A and C)	—	(526,152)

NET INCREASE (DECREASE)	16,620	(567,027)
Net assets available for benefits
Beginning of year	210,265	777,292

End of year	$226,885	$210,265

The accompanying notes are an integral part of these statements.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(Dollars in thousands)

NOTE A - DESCRIPTION OF PLAN

General

The Beam Retirement Savings Plan (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan was maintained by Fortune Brands, Inc. (“Fortune”), which changed its name to Beam Inc. (“Beam”) on October 4, 2011 after the sale of Fortune’s golf business and the spin-off of its home and security business.

On December 8, 2010, Fortune announced a plan that included: the sale of its golf business; the spin-off of the home & security business into an independent, publicly-traded company; and the continuation of Fortune as an independent, publicly-traded company focused solely on its spirits business, renamed Beam Inc. The sale of the golf business to an independent party was completed July 29, 2011 and Plan assets related to the golf business totaling $228,790 were transferred in 2011 to a new plan maintained by the purchaser. The spin-off of the home & security business closed on October 3, 2011 and the new publicly-traded company was named Fortune Brands Home & Security, Inc. (“FBHS”). Plan assets related to FBHS totaled $297,632 and were transferred in 2011 to the Fortune Brands Home & Security Retirement Savings Plan.

Effective October 4, 2011, Fortune was re-named Beam and the Plan was amended, restated and renamed the Beam Retirement Savings Plan from the Fortune Brands Retirement Savings Plan. The Plan is a tax-qualified defined contribution retirement plan that is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Fortune and each of its operating company subsidiaries participating in the Plan are referred to collectively prior to October 4, 2011 as the “Companies” and individually as a “Company,” and thereafter Beam is referred to as such. Operating company subsidiaries that participated in the Plan through October 3, 2011 include: MasterBrand Cabinets, Inc. which includes Omega Cabinets, Ltd. and Kitchen Craft of Canada; Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”), which includes Fypon LLC; Master Lock Company LLC; Waterloo Industries, Inc.; Acushnet Company (through July 29, 2011); Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Dixie Pacific Manufacturing LLC and Hy-Lite Products, Inc. Beam Global Spirits & Wine, Inc. (“Beam Global”), Jim Beam Brands Co., Maker’s Mark Distillery, Inc., and Cruzan Viril, Ltd. (collectively the “Beam Global Subsidiaries”) participated in the Plan during 2012 and 2011.

The financial statements present the net assets available for benefits as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended. Through October 3, 2011, the assets of the Plan were included in a pool of investments known as the Fortune Brands, Inc. Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan. The Master Trust investments were administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”). Effective October 4, 2011, after the aforementioned spin-off, only assets of the Plan remained in the Master Trust and therefore the Master Trust was amended and restated as the Beam Retirement Savings Plan Trust (“Beam Trust”), which is a single employer trust holding assets exclusively for the Plan. Fidelity serves as the Trustee of the Beam Trust.

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Contributions

The Plan is a tax-qualified defined contribution retirement plan. Contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code) who participate in the Plan. Participants’ annual tax deferred contributions are limited by the Code to $17 and $16.5 in 2012 and 2011, respectively. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect additional unmatched, pretax “catch up” contributions of up to $5.5 in 2012 and 2011.

Participants who are employees of Beam (formerly Fortune) and its participating operating subsidiaries may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to highly compensated employees and Beam participants). If a participant has reached the limitations on tax deferred contributions as described above, the participant may elect to have the tax deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled in the Plan and are deemed to have elected to make tax deferred contributions equal to 3% of their eligible compensation. In addition, prior to October 4, 2011, participants making tax deferred contributions automatically had their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. The automatic deferral increase program did not apply to participants who are deferring 6% or more of their eligible compensation. Effective October 4, 2011 the automatic deferral rate increase no longer applies. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase at any time.

Prior to October 3, 2011, Therma-Tru made on behalf of each eligible participant a Qualified Nonelective Contribution each payroll period equal to 3% of compensation. Any Qualified Nonelective Contributions made by Therma-Tru were allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective pre-tax contributions. The Beam Global Subsidiaries made a profit sharing contribution in 2012 and 2011. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, which included through October 3, 2011 a Fortune common stock fund (“Fortune Stock Fund”). The Plan designated the Fortune Stock Fund as an employee stock ownership plan (“ESOP”). Effective June 15, 2011, Fortune common stock was no longer held in the Fortune Stock Fund and the participants directly held shares of the Fortune common stock thereafter. Effective October 3, 2011 in connection with the spin-off of FBHS each holder of Fortune common stock received one share of FBHS common stock. The Fortune common stock continued to be held by participants, under the name Beam Inc. Effective October 4, 2011, the Beam common stock portion of the Plan is designated as an ESOP.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Effective May 1, 2012, the Friess Associates Small Cap Growth Separate Account was replaced with the Eagle Small Cap Growth Fund Class R6. Effective June 29, 2012, the FBHS stock was eliminated as an investment and participants holding FBHS stock in their accounts had until that date to sell their shares and invest their proceeds in any of the Plan’s investment options.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions, Qualified Nonelective Contributions, plus earnings on those contributions. Vesting in the Company matching contributions, plus earnings on those contributions, occurs after one year of service. Certain groups have varying vesting schedules, outlined in the Plan document, as described below.

Participants (other than Moen and Therma-Tru participants) vest in the Companies’ annual profit-sharing contribution plus related earnings based on the earliest to occur of the following: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) after five years of service as summarized below:

Number of years of service	Percentage vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Prior to leaving the plan on October 3, 2011, Moen participants vested in the Moen profit sharing account after three years of service and Therma-Tru participants were 100% vested in the Therma-Tru profit sharing account at all times.

Forfeitures

On December 31, 2012 and 2011, forfeited nonvested accounts totaled $470 and $441, respectively. These accounts will be used to reduce future Company contributions or Plan expenses. Company contributions were reduced by $385 and $961 in 2012 and 2011, respectively, from forfeited nonvested accounts.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Notes Receivable from Participants

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence for which the term is ten years. A participant may only have one loan outstanding for general purposes and one loan outstanding for purchasing a principal residence.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or who have attained age 59-1/2. Participants are permitted to request rollover distributions from their accounts into a Roth IRA.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Adoption of New Accounting Guidance

In May 2011, the Financial Accounting Standards Board issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities. The amendments were effective for the interim and annual periods beginning after December 15, 2011 and did not have a material the effect on the Plan’s financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

Accounting guidance provides a three-tiered hierarchy of inputs for classifying fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The investments held by the Plan are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables present the Plan’s investments by level within the fair value hierarchy as of December 31, 2012 and 2011 (in thousands):

	2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$15,130	$—	$—	$15,130
Mutual funds
U.S. large cap equity	50,147	—	—	50,147
U.S. small cap equity	20,137	—	—	20,137
International equity	14,878	—	—	14,878
Core fixed income	24,107	—	—	24,107

Total mutual funds	109,269	—	—	109,269
Collective trust funds
Lifepath (a)	—	70,387	—	70,387
Common stock
Beam Inc.	21,007	—	—	21,007

Total investments at fair value	$145,406	$70,387	$—	$215,793

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

	2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$15,126	$—	$—	$15,126
Mutual funds
U.S. large cap equity	46,401	—	—	46,401
U.S. small cap equity	5,847	—	—	5,847
International equity	13,043	—	—	13,043
Core fixed income	24,309	—	—	24,309

Total mutual funds	89,600	—	—	89,600
Collective trust funds
Lifepath (a)	—	56,797	—	56,797
Common stock
U.S. small cap	12,784	—	—	12,784
Beam Inc.	19,774	—	—	19,774
Fortune Brands Home & Security, Inc.	5,815	—	—	5,815

Total common stock	38,373	—	—	38,373

Total investments at fair value	$143,099	$56,797	$—	$199,896

(a)	The collective trust funds are valued at their December 31, 2012 and 2011 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from notes receivable from participants are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income through October 3, 2011. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments thereafter.

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and record keeper expenses and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income through October 3, 2011 and as net appreciation in fair value of investments thereafter. Other expenses are paid by the Plan or the Company at the Company’s discretion.

NOTE C - TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan occurred prior to October 3, 2011 due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies (“status change transfers”). Transfers to other plans also included the transfers related to the sale of Acushnet and the spin-off of FBHS. The transfer amounts for the year ended December 31, 2011 are summarized below (in thousands):

Status change transfers into the Plan	$460
Status change transfers to other plans	(190)
Transfer to Acushnet plan	(228,790)
Transfer to FBHS plan	(297,632)

Net transfers	$(526,152)

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

NOTE D - INVESTMENT IN MASTER TRUST

Investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based upon the amount of the time the plan’s assets were invested in the Master Trust. The net depreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the period January 1, 2011 through October 3, 2011, are as follows (in thousands):

Net depreciation in fair value
Mutual funds	$(43,094)
Collective trust funds	(16,499)
Common stock	(21,080)

Net depreciation in fair value of investments of the Master Trust	(80,673)
Interest income	30
Dividend income	4,784
Administrative expenses	(1,020)

Total Master Trust investment loss	$(76,879)

NOTE E – INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Beam common shares	$21,007	$19,774
BlackRock LifePath 2035 Fund	11,495	n/a
American Funds Growth Fund of America	18,941	17,223
Eagel Small Cap Growth Fund	12,852	n/a
Fidelity International Discovery Fund	12,740	11,433
PIMCO Total Return Fund	24,107	24,308
Spartan 500 Index Fund	21,689	21,042
Fidelity Money Market Trust Retirement Money Market Portfolio	15,130	14,690

During the year ended December 31, 2012 and the period October 4, 2011 through December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

	2012	2011
Common shares/stock	$7,361	$7,251
Mutual funds	11,022	6,839
Collective trust funds	7,534	4,348

Net appreciation	$25,917	$18,438

Beam Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investments including stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits.

NOTE G - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Fortune by letter dated April 14, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE H - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds Beam common stock.

Fees have been paid to Fidelity by the Plan for recordkeeping and investment management services for the years ended December 31, 2012 and 2011.

NOTE I - PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and Beam, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE J - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these statements.

SUPPLEMENTAL SCHEDULES

Beam Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(Dollars in thousands)

	(b) (c)		(e)
(a)	Description and identity of issue, borrower, lessor or similar party	(d) Cost**	Current Value
	Collective trust funds
	BlackRock LifePath Retirement Fund		$6,749
	BlackRock LifePath 2015 Fund		6,208
	BlackRock LifePath 2020 Fund		9,878
	BlackRock LifePath 2025 Fund		9,079
	BlackRock LifePath 2030 Fund		10,533
	BlackRock LifePath 2035 Fund		11,495
	BlackRock LifePath 2040 Fund		8,526
	BlackRock LifePath 2045 Fund		6,190
	BlackRock LifePath 2050 Fund		1,656
	BlackRock LifePath 2055 Fund		73
	Common stock
*	Beam Inc.		21,007
	Mutual funds
	American Funds Growth Fund of America		18,941
	Eagle Small Cap Growth Fund		12,852
*	Fidelity International Discovery Fund		12,740
	PIMCO Total Return Fund		24,107
	RS Partners Fund		3,095
	Spartan 500 Index Fund		21,689
	Spartan Extended Market Index Fund		4,190
	Spartan International Index Fund		2,138
	Vanguard Windsor II Fund		9,517
	Interest bearing cash
*	Fidelity Money Market Trust Retirement Money Market Portfolio		15,130
*	Loans to participants - interest rates ranging from 3.25% to 8.25%		2,023

			$217,816

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Beam Retirement Savings Plan

SCHEDULE H, LINE 4a - SCHEDULE OF NON-EXEMPT TRANSACTIONS FOR DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2012

(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$6.5	$—	$6.5	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAM RETIREMENT SAVINGS PLAN

June 27, 2013	By:	/s/ Mindy Mackenzie
Mindy Mackenzie, Chairman
Employee Benefits Committee of Beam Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.